Exhibit 99.1

James Hardie

Media Release

Media enquiries please contact: Greg Baxter on
Tel: 61 2 8274 5377 Mobile: 0419 461 368 or
Julie Sheather on Tel: 61 2 8274 5206
Mobile: 0409 514 643

29 October 2003

Possible Asbestos Funding Shortfall Suggests
Significant Change in Claims

The Medical Research and Compensation Foundation (the Foundation) issued a statement today that its funding may be insufficient to meet all future asbestos claims, if current trends continue.

The figures provided in the Foundation’s statement reflect a dramatic departure from the well- established pattern of claims over the 10 years preceding its establishment.

James Hardie’s CEO, Mr Peter Macdonald said, “Over 10 years’ experience and eight years of actuarial reports were used to determine the quantum of assets that were vested to the Foundation in early 2001. It is difficult if not impossible for us to understand how things could have changed so dramatically in just under three years,” Mr Macdonald said.

“James Hardie is concerned by the Foundation’s claims. There is no doubt that people injured by asbestos deserve appropriate compensation. This is why the Foundation was established, with assets of almost $300 million, which were set aside irrevocably for the purpose of providing compensation,” Mr Macdonald said.

“Clearly there is no funding shortfall today. We estimate the Foundation still has around $250 million available today to compensate those with legitimate claims against the two former subsidiaries. Investment income and capital growth will further enhance these funds,” he said.

The Foundation was established in February 2001 as an independent entity, to compensate people injured by asbestos-containing products that were manufactured by two former James Hardie group subsidiaries and to fund medical research aimed at finding cures for these diseases.

The Foundation also said today that it was investigating a range of legal options involving James Hardie or related entities.

James Hardie reaffirms its previous guidance that there can be no legal or other legitimate basis on which shareholders’ funds could be used to provide additional funds to the Foundation and the duties of the company’s directors would preclude them from doing so.

James Hardie will vigorously defend any legal action that may arise against it in relation to the establishment of the Foundation. The company is confident that any such claims will be successfully defended.

Mr Macdonald said the Board at the time set aside what independent, expert advice said was needed to provide certainty for claimants.

James Hardie has met with the NSW Government to explain its views and has offered to walk the Government through the entire process.

“Everything that was done to establish the Foundation was fair, legitimate and transparent,” Mr Macdonald said. “The entire assets of the two former subsidiaries that manufactured products containing asbestos were provided to the Foundation, along with an extra amount of about $90 million, beyond any legal obligation, to a total of about $300 million,” Mr Macdonald said.

“The two former subsidiaries now held by the Foundation are just two of about 150 defendants in asbestos litigation in Australia, and have been found solely liable in just 20% of claims. If it is true that the number of claims is escalating as the Foundation says, this will affect the other 80% of claimants and defendants, including the claims that continue to be brought against the State and Federal governments. However, we do not know if this has occurred.”

“If something has changed so dramatically that it could not be have been foreseen just three years’ ago, then clearly this would suggest a community wide problem that is much larger than the Foundation’s liabilities,” Mr Macdonald said.

End.

Enquiries:

Greg Baxter – Executive Vice President
Telephone: 61 2 8274 5377
Mobile: 0419 461 368
Email: greg.baxter@jameshardie.com.au

Or

Steve Ashe
Vice President Investor Relations
Telephone: 61 2 8274 5246
Mobile: 0408 164 011
Email: steve.ashe@jameshardie.com.au

Facsimile: 61 2 8274 5218

www.jameshardie.com

Disclaimer
This media release contains forward-looking statements. Words such as “believe,’’ “anticipate,’’ “plan,’’ “expect,’’ “intend,’’ “target,’’ “estimate,’’ “project, “ “predict, “ “forecast,’’ “guideline,’’ “should,’’ “aim’’ and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, which are further discussed in our reports submitted to the Securities and Exchange Commission on Forms 20-F and 6-K and in our other filings, include but are not limited to: competition and product pricing in the markets in which we operate; general economic and market conditions; compliance with, and possible changes in, environmental and health and safety laws; dependence on cyclical construction markets; the supply and cost of raw materials; our reliance on a small number of product distributors; the consequences of product failures or defects; exposure to environmental or other legal proceedings; and risks of conducting business internationally. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those contained in forward-looking statements. Forward-looking statements speak only as of the date they are made.